

July 26, 2021

Jeffrey Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT IV, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

      Re: Griffin-American Healthcare REIT IV, Inc.
             Registration Statement on Form S-4
             Filed July 16, 2021
             File No. 333-257974

Dear Mr. Hanson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or James Lopez at 202-551-3536 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Seth Weiner